UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54A

              NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
             THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(a) OF THE ACT

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section
54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of Sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:


Name:        INFINITY CAPITAL GROUP, INC.

Address of Principal Business Office:

7 Dey Street, Suite 900, New York, NY  10007

Telephone Number:  (212) 962-4400

Name and address of agent for service of process:

Gregory H. Laborde
7 Dey Street, Suite 900
New York, NY  10007

Check one of the following:

     [ X ] The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

          Commission File No.:  000-30999
          Filing Date: July 12, 2000

          Note:  Infinity Capital Group, Inc. merged with Fayber Group,  Inc., a
          12g   registered   company.    Infinity   Capital   Group,   Inc.   is
          survivor-successor Registrant.

     [ ] The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.


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     The file number of the  registration as an investment  company  pursuant to
Section 8(a) of the Act, if any, of the company:

     Not applicable.

     The undersigned company certifies that it is a closed-end company organized under the laws of the State of Maryland and with its principal place of business in the State of New York; that it will be operated for the purpose of making investments in securities described in Sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

     Pursuant to the requirements of the Act, the undersigned company has caused this Notification of Election to be Subject to Sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of New York and State of New York on the 31st day of May, 2005.



[SEAL]                                  /s/Gregory H. Laborde
                                        _______________________________
                                        Gregory H. Laborde
                                        Infinity Capital Group, Inc.
                                        By: President, CEO, Chairman & Director


Attest: /s/Jerry Gruenbaum
        ___________________________
                  (Name)

        Secretary
        ---------------------------
                  (Title)